August 5, 2021

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed March 25, 2021
File No. 024-11439

Dear Mr. Alper:

We acknowledge receipt of the comments in your letter dated April 12, 2021 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment No. 1 to the Offering Statement on Form 1-A filed March 25, 2021

General

1.	We note your response to comment 2. However, we continue to believe that the company must have funds available (e.g., cash and/or a commitment letter from a bank) to cover all persons who are eligible to participate in the rescission offer. Please provide us with additional analysis as to the availability and sources of the funds necessary to fully fund the rescission offer.

The following explanation provided by the Company demonstrates that the Company has sufficient funds available in the short term to fully fund the rescission offer:

1.	The total number of shares subject to the rescission offer is 484,513 and the capital raised by the sale of such eligible shares was $5,414,736. Our affiliates that collectively own 384,364 of these shares purchased for a total of $4,254,909 have committed in writing to reject the rescission offer (copies of this correspondence are attached hereto as Exhibit A). Therefore, in the opinion of the Company, the actual scope of the rescission offer is limited to the shares purchased and capital raised from non-affiliated shareholders, totaling 100,149 shares, sold for a total of $1,159,827.

2.	However, in the event that the Company did need to raise $5,414,736 in order to fully fund the rescission offer, the Company’s real estate holdings are valued at $14,494,000. These assets are currently unencumbered. The Company believes, based on its experience in this area and current relationships with lending sources, that the Company’s unencumbered real estate holdings could be used as collateral to obtain the necessary financing. We would be able to obtain a loan backed by these properties generating an anticipated $9,841,426 in cash after fees. Qualifying requirements from the potential lenders to obtain such financing would be as follows:

a.	Need for a personal guarantor with a credit score of at least 700. The personal guarantor for the Company has a credit score exceeding 740.
b.	The Company must show cash reserves in an amount no less than the equivalent of three months’ interest payments. A loan of $5,582,201 sufficient to generate cash proceeds of the required $5,514,735.85. A monthly payment of $27,446 at 5.90% interest would be expected, which would necessitate a reserve requirement of $82,337. Our current cash on hand as of July 30, 2021 exceeds $655,000.
c.	The financing we could obtain has no income requirements. Rates vary between 5.10% and 5.90%, payments are interest-only and the term would be 60 months, with a balloon payment due after the 60th monthly payment. The Company anticipates the loan would carry no prepayment penalty.

3.	Table A, below, details the Company’s schedule of real estate owned, with current values and anticipated loan amounts. Multiple properties may be encumbered by a single loan, which would reduce the loan fees, generating a larger amount of cash proceeds. The Company’s affiliates employ a loan broker and staff in-house, which the Company believes would allow procurement of the financing within a period of 60 days. Commitment letters are not currently available because third party property evaluations have not been completed by an appraiser of the lender’s choice, and final rates and terms have not been negotiated and disclosed.

However, potential lenders offering the type of financing as described above, and with whom the company and its affiliates have established relationships, include, but are not limited to Civic Financial, RCN Mortgage, and Sherman Bridge.

TABLE A

PROPERTY ADDRESS	FAIR MARKET VALUE AS OF 7/31/2021	LOAN-TO-VALUE RATIO:	POTENTIAL LOAN AMOUNT
16419 SALINAS LANE, HOUSTON, TX 77095	236,000.00	70%	165,200.00
2000 S Salford St, Philadelphia, PA 19143	250,000.00	70%	175,000.00
238 53rd, PHILADELPHIA, PA 19139	700,000.00	70%	490,000.00
30 E MEEHAN, PHILADELPIA, PA 19141	128,000.00	70%	89,600.00
4243 LEIDY, PHILADELPHIA, PA 19104	122,000.00	70%	85,400.00
4509 20TH STREET, PHILADELPHIA, PA 19140	122,000.00	70%	85,400.00
6408 CARLTON, PHILDELPHIA, PA	158,000.00	70%	110,600.00
9107 HUCKINSTON CT., SPRING TX 77379	305,000.00	70%	213,500.00
917 ALMOND ST., BAYTOWN TX 77521	221,000.00	70%	154,700.00
9842 RIBBONWOOD ST., HOUSTON TX 77078	127,000.00	70%	88,900.00
0 FM 1960 RD WEST, HUMBLE TX	25,000.00	70%	17,500.00
12907 LEAF GLEN LANE, HOUSTON, TX 77072	215,000.00	70%	150,500.00
1612 S CONESTOGA, PHILADELPHIA, PA 19143	175,000.00	70%	122,500.00
1835 HARRISON ST., PHILADELPHIA, PA 19141	170,000.00	70%	119,000.00
2120 SPENCER, PHILADELPHIA, PA 19138	185,000.00	70%	129,500.00
2219 WEISER RIVER RD, WEISER, ID	4,000,000.00	70%	2,800,000.00
2627 E 23RD ST., PHILADELPHIA PA 19132	150,000.00	70%	105,000.00
2736 W SILVER, PHILADELPHIA, PA 19132	76,000.00	70%	53,200.00
2737 EYRE, PHILADELPHIA, PA 19121	128,000.00	70%	89,600.00
3105 TREE HOUSE CR, SPRING, TX 77373	129,000.00	70%	90,300.00
4488 LIVINGSTON	240,000.00	70%	168,000.00
5056 SUMMER ST, PHILADELPHIA, PA	108,000.00	70%	75,600.00
53 SHARPNACK ST., PHILADELPHIA, PA 19119	232,000.00	70%	162,400.00
540 E MAYLAND ST., PHILADELPHIA, PA 19144	107,000.00	70%	74,900.00
5821 CHESTER AVE., PHILADELPHIA, PA 19143	80,000.00	70%	56,000.00
6019 VINE ST., PHILADELPHIA, PA 19139	155,000.00	70%	108,500.00
6400 GLENMORE AVE., PHILADELPHIA, PA 19142	75,000.00	70%	52,500.00
6661 Cornelius St, Philadelphia, PA 19138	163,000.00	70%	114,100.00
2052 COVE RD, WEISER ID	5,712,000.00	70%	3,998,400.00

TOTALS	14,494,000		$10,145,800
(LESS) LOAN FEES			($304,374)
NET CASH AFTER LOAN FEES			9,841,426

4.	In addition, we would be able to access liquid funds in the short term as detailed in Table B. The Company anticipates that it would be able to raise $11,199,28 within the next 60 days if needed. Unless necessary, the Company does not anticipate pursuing any financing activities at this time.

TABLE B

CASH ON HAND AS OF 7/31/2021	$ 655,000
CASH AVAILABLE FROM FINANCING ACTIVITIES	$ 9,841,426
SCHEDULED PAYMENTS ON NOTES RECEIVABLE	$ 130,833	*NOTE - TOTAL NOTES RECEIVABLE $705,378 - BORROWERS HAVE COMMITTED TO PAY NO LESS THAN 130,833 NO LATER THAN SEPTEMBER 30, 2021.
SALES OF SHARES UNDER CONTRACT, BUT FOR WHICH PAYMENTS ARE PENDING / IN PROCESS	$ 572,026

TOTAL	$ 11,199,285

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg

Counsel

CrowdCheck Law LLP

700 12th St NW, Ste 700,

Washington, DC 20005-4052

cc:

Brandon Dutch Mendenhall
President and Chief Executive Officer

RAD Diversified REIT, Inc.
211 N. Lois Avenue

Tampa, FL 33609

EXHIBIT A – FUND LETTERS

DHI Holdings LP

April 9, 2021

To: RAD DIVERSIFIED REIT, INC
211 N. LOIS AVE
TAMPA, FL 33609

Dear RAD Diversified REIT, Inc.,

We are aware of the impending Rescission Offer in connection with your stock offering. The purpose of this letter is to serve as our formal notice to you that DHI Holdings LP does intend to decline any such Rescission Offer upon its authorization by the Securities Exchange Commission.

Yours Truly,

Brandon D. Mendenhall
Managing Member

DDH FUND LP

April 9, 2021

To: RAD DIVERSIFIED REIT, INC
211 N. LOIS AVE
TAMPA, FL 33609

Dear RAD Diversified REIT, Inc.,

We are aware of the impending Rescission Offer in connection with your stock offering. The purpose of this letter is to serve as our formal notice to you that DHI Holdings LP does intend to decline any such Rescission Offer upon its authorization by the Securities Exchange Commission.

Yours Truly,

Brandon D. Mendenhall
Managing Member